Exhibit 99.2

[GLENHILL LETTERHEAD]

August 26, 2013

Yongye International, Inc.

6th Floor, Suite 608, Xue Yuan International Tower

No. 1 Zhichun Road,

Haidian District Beijing

Peoples Republic of China

Attn: Special Committee of the Board of Directors

Re: Yongye International, Inc. (the “Company”)

Gentlemen:

As the beneficial owners of 1,455,096 shares of the Company’s common stock, Glenhill Capital Overseas Master Fund, L.P., Glenhill Long Fund, L.P. and Glenhill Concentrated Long Master Fund, L.L.C. (collectively herein referred to as the “Glenhill Funds”) is submitting this letter to the Special Committee of the Board of Directors of the Company (the “Committee”) to express our concerns with the “going private” proposal submitted to the Company on October 15, 2012 at a per share price of $6.60 (the “October 2012 Bid”) from Mr. Zishen Wu, Full Alliance International Limited, MSPEA Agriculture Holding Limited (“MSPEA”), and Abax Global Capital (Hong Kong) Limited. We have acquired our investment over time, as we have become more acquainted with the business of the Company and the valuations of other US traded PRC companies. Glenhill Capital Advisors, L.L.C., the Investment Manager to the Glenhill Funds, manages over one billion US dollars of assets, with investments in a wide array of companies, which we generally hold for long term. My name is Glenn Krevlin and I am the portfolio manager. I have served on boards of public companies and currently serve as Chairman of the Board of Directors of a large modern furniture retailer in the US. I also previously served as a member of a board of directors of a public company in a “going private” transaction.

We are quite concerned with the valuation process underlying the October 2012 Bid. We strongly believe an approval of the October 2012 Bid at such a low valuation is unjustified and is not in the best interest of the Company’s shareholders, other than the shareholders that submitted the October 2012 Bid. Accordingly, we urge the members of the Committee to consider their fiduciary obligations in evaluating the October 2012 Bid and to consider a totality of factors including, but not limited to, the significantly improved operations of the Company. We would impress upon the Committee that to properly satisfy their fiduciary obligations in determining whether a going private transaction is in the best interest of the Company’s shareholders, you must rely not only on historic results of operations and transaction values but must add significant weight to current results of operations, the re-evaluation of the Company’s securities for accounting purposes and the future prospects of the Company.

We like the fundamentals of the Company’s business. Execution has been outstanding. Since the October 2012 Bid was announced, the results of the Company have been very strong. Revenues in the six months ended June 30, 2013 have increased by 43% and operating income grew to $110 million compared to $75 million for the six months ended June 30, 2012. In the Company’s own words, “we believe the underlying fundamentals of our business remains strong.” The balance sheet of the Company is strong with a net cash position of $160 million (including long term debt). Accordingly, we believe the October 2012 Bid of $6.60 significantly undervalues the Company.

We believe in the growth outlook for the Company and are certain that there are many ways to create value for the Company’s shareholders, none of which would include a going private path. We would like to engage in a dialogue to explore these opportunities.

Our investment strategy over many years points to a firm which invests for the long term, backing capable management teams. We strongly believe that a going private transaction is not in the shareholders’ best interest (other than the shareholders that submitted the October 2012 Bid).

We look forward to your response.

Very truly yours,

/s/ Glenn J. Krevlin

Glenn J. Krevlin

Cc: Mr. Zishen Wu, Chairman, President and CEO

Cleary, Gottlieb Steen & Hamilton, counsel to the Special Committee

Loeb & Loeb, counsel to the Company